SOUND WORLDWIDE HOLDINGS, INC.
Superluck Industrial Centre
Flat K, 13/F (Phase 2)
57 Sha Tsui Road
Tsuen Wan, N.T.
Hong Kong, China
(852) 2414-1831

April 22, 2008

VIA EDGAR CORRESPONDENCE

Cathey Baker
Staff Attorney
Division of Corporate Finance
Office of Beverages, Apparel and Healthcare Services
Securities and Exchange Commission
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Sound Worldwide Holdings, Inc.
Acceleration Request
Registration Statement on Form S-1
File No. 333-146986

Dear Ms. Baker:

Pursuant to Rule 461 of Regulation C, promulgated under the Securities Act of 1933, as amended (the “Act”), Sound Worldwide Holdings, Inc., a Delaware corporation (the “Company”), formally requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-1 (File No.: 333-146986) as of 12:00pm (EST) on Wednesday, April 23, 2008 or as soon thereafter as practicable.

In accordance with Rule 461, this will confirm that the Company is aware of its obligations under the Act. This will further confirm that there are no underwriters involved in this registration.

The Company hereby acknowledges that:

(a)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (852) 2414-1831 (International) if you have any questions regarding this matter.

Very truly yours,

Sound Worldwide Holdings, Inc.

By:	/s/ Roger K. W. Fan
Roger K. W. Fan
Chief Executive Officer and Chairman

cc:	Virginia K. Sourlis, Esq.
The Sourlis Law Firm
The Galleria
2 Bridge Avenue
Red Bank, NJ 07701
(732) 530-9007